                                  SCHEDULE 13G

                                 (Rule 13d-102)

Information to be Included in Statements filed Pursuant to Rule 13d-1(b) and (c)
              Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                            FARO TECHNOLOGIES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                  311642 10 2
                                 (CUSIP Number)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 311642 10 2                                   13G                                        Page 2 of 7 Pages

--------------------------------------------------------------------------------------------------------------------
1          Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

           WILMINGTON TRUST CORPORATION                                                             EIN:  51-0328154
--------------------------------------------------------------------------------------------------------------------
2          Check the Appropriate Box if a Member of a Group                                                (a)   [x]
           (See Instructions)                                                                              (b)   [ ]

--------------------------------------------------------------------------------------------------------------------
3          SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4          Citizenship of Place of Organization

           Delaware corporation
--------------------------------------------------------------------------------------------------------------------
       Number of                             5        Sole Voting Power
         Shares                                       3,208,040
      Beneficially                     -----------------------------------------------------------------------------
       Owned by                              6        Shared Voting Power
         Each                                         0
       Reporting                       -----------------------------------------------------------------------------
      Person With                            7        Sole Dispositive Power
                                                      3,208,040
                                       -----------------------------------------------------------------------------
                                             8        Shared Dispositive Power
                                                      0
--------------------------------------------------------------------------------------------------------------------
9          Aggregate Amount Beneficially Owned by Each Reporting Person

           3,208,040
--------------------------------------------------------------------------------------------------------------------
10         Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]
           (See Instructions)
--------------------------------------------------------------------------------------------------------------------
11         Percent of Class Represented by Amount in Row (11)

           32.34%
--------------------------------------------------------------------------------------------------------------------
12         Type of Reporting Person (See Instructions)

           HC
--------------------------------------------------------------------------------------------------------------------


CUSIP NO. 311642 10 2                                   13G                                       Page 3 of 7 Pages

--------------------------------------------------------------------------------------------------------------------
1          Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

           WILMINGTON TRUST COMPANY                                                                 EIN:  51-0055023
--------------------------------------------------------------------------------------------------------------------
2          Check the Appropriate Box if a Member of a Group                                                (a)   [x]
           (See Instructions)                                                                              (b)   [ ]

--------------------------------------------------------------------------------------------------------------------
3          SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4          Citizenship of Place of Organization

           Delaware banking corporation
--------------------------------------------------------------------------------------------------------------------
       Number of                                 5         Sole Voting Power
        Shares                                             3,208,040
     Beneficially                        ---------------------------------------------------------------------------
      Owned by                                   6         Shared Voting Power
        Each                                               0
      Reporting                          ---------------------------------------------------------------------------
     Person With                                 7         Sole Dispostive Power
                                                           3,208,040
                                         ---------------------------------------------------------------------------
                                                 8         Shared Dispositive Power
                                                           0
--------------------------------------------------------------------------------------------------------------------
9          Aggregate Amount Beneficially Owned by Each Reporting Person

           3,208,040
--------------------------------------------------------------------------------------------------------------------
10         Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]
           (See Instructions)
--------------------------------------------------------------------------------------------------------------------
11         Percent of Class Represented by Amount in Row (11)

           32.34%
--------------------------------------------------------------------------------------------------------------------
12         Type of Reporting Person (See Instructions)

           BK
--------------------------------------------------------------------------------------------------------------------

CUSIP NO. 311642 10 2                13G                     Page 4 of 7 Pages

ITEM 1(A)         Name of Issuer:

                  FARO Technologies, Inc.

ITEM 1(B)         Address of Issuer's Principal Executive Offices:

                  125 Technology Park
                  Lake Mary, Florida  32746

ITEM 2(A)         Name of Person Filing:

                  Wilmington Trust Corporation
                  Wilmington Trust Company

ITEM 2(B)         Address of Principal Office or, if None, Residence:

                  1100 North Market Street
                  Wilmington, Delaware  19890

ITEM 2(C)         Citizenship:

                  Wilmington Trust Corporation is a Delaware corporation. Wilmington Trust Company is a Delaware banking corporation.

ITEM 2(D)         Title of Class of Securities:

                  Common Stock, par value $.001

ITEM 2(E)         CUSIP Number:

                  311642 10 2

ITEM 3.  The persons filing this Schedule 13G are:

         Wilmington Trust Corporation and Wilmington Trust Company are a Group in accordance with Section 240.13d-1(b)(1)(ii)(H). Wilmington Trust Corporation is a Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Wilmington Trust Company is a Bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, and is a direct, wholly-owned subsidiary of Wilmington Trust Corporation.

CUSIP NO. 311642 10 2              13G                        Page 5 of 7 Pages

ITEM 4.  OWNERSHIP.

           (a)    Amount beneficially owned:

                  Wilmington Trust Corporation:  3,208,040
                  Wilmington Trust Company:  3,208,040

           (b)    Percent of class:

                  Wilmington Trust Corporation:  32.34%
                  Wilmington Trust Company:  32.34%

           (c)    The number of shares as to which Wilmington Trust Corporation has:

                  (i)      Sole power to vote or to direct the vote:  3,208,040

                  (ii)     Shared power to vote or to direct the vote:  0

                  (iii)    Sole power to dispose or to direct the disposition of:  3,208,040

                  (iv)     Shared power to dispose or to direct the disposition of:  0

                  The number of shares as to which Wilmington Trust Company has:

                  (i)      Sole power to vote or to direct the vote:  3,208,040

                  (ii)     Shared power to vote or to direct the vote:  0

                  (iii)    Sole power to dispose or to direct the disposition of: 3,208,040

                  (iv)     Shared power to dispose or to direct the disposition of:  0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERSON ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Wilmington Trust Company:  BK

CUSIP NO. 311642 10 2                   13G                   Page 6 of 7 Pages

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Wilmington Trust Corporation:  HC
          Wilmington Trust Company:  BK

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           WILMINGTON TRUST CORPORATION


                                           By: /s/ Thomas P. Collins
                                               --------------------------------
                                               THOMAS P. COLLINS
                                               Vice President

                                           Dated: January 9, 1998


                                           WILMINGTON TRUST COMPANY


                                           By: /s/ Allan C. Lynch, Jr.
                                               --------------------------------
                                               ALLAN C. LYNCH, JR.
                                               Vice President

                                           Dated: January 9, 1998

CUSIP NO. 311642 10 2               13G                       Page 7 of 7 Pages


                             JOINT FILING AGREEMENT

           Wilmington Trust Corporation and Wilmington Trust Company (the "Filing Persons") hereby agree to file jointly the Schedule 13G to which this Joint filing Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each Filing Person agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13G or any amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to the other Filing Person. Each Filing Person shall notify the other Filing Person Promptly if any of the information set forth in the Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if the that person learns of information which would require an amendment to the Schedule 13G.

           IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 9th day of January, 1997.


                                             WILMINGTON TRUST CORPORATION


                                             By: /s/ Thomas P. Collins
                                                 ------------------------------
                                                 THOMAS P. COLLINS
                                                 Vice President


                                             WILMINGTON TRUST COMPANY


                                             By: /s/ Allan C. Lynch, Jr.
                                                 ------------------------------
                                                 ALLAN C. LYNCH, JR.
                                                 Vice President